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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. __)(1)

                    EMERGENT INFORMATION TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   290931 10 4
                                 (CUSIP Number)

                                 JESS M. RAVICH
                                JAMES B. UPCHURCH
                       11766 WILSHIRE BOULEVARD, SUITE 850
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 996-9585
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 29, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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  CUSIP NO. 290931 10 4              13D           PAGE 2 OF 7 PAGES
-----------------------------                    -----------------------------

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   1      NAME OF REPORTING PERSON:
                   JESS M. RAVICH
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |X|  (b) |_|
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   3      SEC USE ONLY

------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC
------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
               |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
------------------------------------------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF                7           0
         SHARES            ---------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH          8           1,800,000
        REPORTING          ---------------------------------------------------
         PERSON                  SOLE DISPOSITIVE POWER
          WITH               9           0
------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                             10          1,800,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,800,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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-----------------------------                    -----------------------------
  CUSIP NO. 290931 10 4              13D           PAGE 3 OF 7 PAGES
-----------------------------                    -----------------------------


------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON:
                   JAMES B. UPCHURCH
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) |X|  (b) |_|
------------------------------------------------------------------------------
   3      SEC USE ONLY

------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                   WC

------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
               |_|

------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
------------------------------------------------------------------------------
         NUMBER                  SOLE VOTING POWER
           OF               7             0
         SHARES             --------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
      OWNED BY EACH         8             1,800,000
        REPORTING           --------------------------------------------------
         PERSON                  SOLE DISPOSITIVE POWER
          WITH              9             0
------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                            10            1,800,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,800,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                |_|
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.7%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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  CUSIP NO. 290931 10 4              13D           PAGE 4 OF 7 PAGES
-----------------------------                    -----------------------------

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Statement") relates to shares of Common Stock, no par value (the "Common Stock"), of Emergent Information Technologies, Inc., a California corporation ("Emergent"). The principal executive office of Emergent is located at: 4695 MacArthur Court, Eighth Floor, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      This Statement is being filed by the following persons:

         (i)      Jess M. Ravich, and

         (ii) James B. Upchurch, (each of Messrs. Ravich and Upchurch is referred to herein as a "Reporting Person" and they are referred to collectively as "Reporting Persons").

(b) The business address of each of the Reporting Persons and each of the Investment Entities (defined below) is 11766 Wilshire Boulevard, Suite 850, Los Angeles, California 90025.

(c) Each of the Reporting Persons hold various positions in certain limited liability companies that, in turn, are either the general partner of the following investment limited partnerships or the managing members of various other limited liability companies, which in turn are the general partners of the following investment limited partnerships:

         (i) Libra Mezzanine Partners, L.P., a Delaware limited partnership ("Libra Mezzanine");

         (ii) Libra Mezzanine Partners II, L.P., a Delaware limited partnership ("Libra Mezzanine II");

         (iii) Libra Mezzanine Partners II-A, L.P., a Delaware limited partnership ("Libra Mezzanine II-A");

         (iv) Libra Capital Partners, L.P., a Delaware limited partnership ("Libra Capital" and, together with Libra Mezzanine, Libra Mezzanine II and Libra Mezzanine II-A, the "Investment Entities")

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Each Reporting Person is a citizen of the United States of America.



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  CUSIP NO. 290931 10 4              13D           PAGE 5 OF 7 PAGES
-----------------------------                    -----------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 29, 2000, the Reporting Persons acquired an aggregate of 1,800,000 shares of the Common Stock. Such acquisition was made on behalf of the Investment Entities in connection with the purchase of $20,000,000 in aggregate principal amount of Emergent's 13% Senior Subordinated Notes due 2005. The working capital of the Investment Entities was used for the purchase of such Notes and no separate consideration was used to acquire the shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         The sole purpose of the acquisition of the shares of Common Stock reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the Securities, and do not presently, have any plans or intentions which relate to or would result in any (i) extraordinary corporate transaction (ii) sale or transfer of assets of Emergent or its subsidiaries, (iii) material change in Emergent's present capitalization or dividend policy, (iv) other material change in Emergent's business or corporate structure, (v) changes to Emergent's governing documents that may impede the acquisition of control of Emergent by any person, (vi) class of Emergent's securities being delisted or otherwise quoted on a quotation system or (vii) class of Emergent's securities becoming eligible for termination of registration. Pursuant to that certain Note and Stock Purchase Agreement dated December 29, 2000 between Emergent, the Investment Entities and certain other parties thereto (the "Note and Stock Purchase Agreement"), the Investment Entities have the right, only upon the occurrence and continuance of certain events of default, to appoint two directors to Emergent's Board of Directors. In connection with such right, Emergent will change its maximum number of Directors. Further, the Reporting Persons may acquire or dispose of additional shares of Common Stock from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 29, 2000, there were 18,608,863 shares of Common Stock outstanding (the "Outstanding Shares"). The Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934 (the "Act"), may be deemed to be a group beneficially owning, in the aggregate, 1,800,000 shares of Common Stock, which represents approximately 9.7% of the Outstanding Shares. Libra Mezzanine, Libra Mezzanine II, Libra Mezzanine II-A and Libra Capital, individually, hold 225,000, 1,237,586, 112,414 and 225,000 shares of the Common Stock, respectively. These holdings of the Investment Entities represent approximately 1.2%, 6.7%, 0.6% and 1.2% of the Outstanding Shares, respectively.

(b)      The Reporting Persons, acting as a group within the meaning of
         Section 13(d)(3) of the Act, share voting and dispositive power over the 1,800,000 shares of the Common Stock. None of the Investment Entities possess independent voting or dispositive power over the shares of Common Stock they individually hold.

(c) During the past 60 days the only transaction by the Reporting Persons in the class of securities reported herein is the December 29, 2000 acquisition of such securities as described in Item 3 hereof.

(d) The Investment Entities are entitled to receive dividends and any sale proceeds with respect to the shares of Common Stock in proportion to their respective ownership interests therein.

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-----------------------------                    -----------------------------
  CUSIP NO. 290931 10 4              13D           PAGE 6 OF 7 PAGES
-----------------------------                    -----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The following agreements were entered into by the Investment Entities in connection with the acquisition of the Notes and shares of the Common Stock as described in Item 3 hereof:

(a) the Note and Stock Purchase Agreement, pursuant to which the Investment Entities acquired $20,000,000 in aggregate principal amount of Emergent's 13% Senior Subordinated Notes due 2005 and 1,800,000 shares of the Common Stock;

(b) the Registration and Antidilution Rights Agreement, dated as of December 29, 2000 ("Registration and Antidilution Rights Agreement") with Emergent and certain other parties thereto, which sets forth the rights with respect to the registration of and antidilution adjustments to the Investment Entities' shares of the Common Stock; and

(c) the Controlling Shareholder Agreement, dated as of December 29, 2000 ("Controlling Shareholder Agreement") with Emergent, Steven S. Myers as Common Stockholder and certain other parties thereto, which sets forth co-sale rights related to and certain restrictions upon the transfer of the Common Stock.

         The Management Agreement, dated as of December 29, 2000 ("Management Agreement"), was entered into by and between Emergent and Libra Mezzanine II-A and grants to Libra Mezzanine II-A certain contractual management rights.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Agreement Regarding Joint Filing

         Exhibit 2 - Note and Stock Purchase Agreement (incorporated by reference to Exhibit 99.3 to Emergent's Current Report on Form 8-K dated January 8, 2001).

         Exhibit 3 - Registration and Antidilution Rights Agreement (incorporated by reference to Exhibit 99.5 to Emergent's Current Report on Form 8-K dated January 8, 2001).

         Exhibit 4 - Controlling Shareholder Agreement (incorporated by reference to Exhibit 99.6 to Emergent's Current Report on Form 8-K dated January 8, 2001).

         Exhibit 5 - Management Agreement (incorporated by reference to Exhibit
99.7 to Emergent's Current Report on Form 8-K dated January 8, 2001).

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  CUSIP NO. 290931 10 4              13D           PAGE 7 OF 7 PAGES
-----------------------------                    -----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 8, 2001


   /S/ JESS M. RAVICH
--------------------------------------------
Jess M. Ravich


   /S/ JAMES B. UPCHURCH
--------------------------------------------
James B. Upchurch